NEWS RELEASE

 Trading Symbols :  TSX V:  IXS

 OTCBB: IXSBF

No. 06-012

InNexus Closes First Tranche of  Private Placement

VANCOUVER, BRITISH COLUMBIA, August 16, 2006 – InNexus Biotechnology, Inc. is pleased to announce the closing of the first tranche of a private placement,  previously announced on August 10, 2006.  The first tranche consists of 11,378,500 Units at $0.45 per unit, for total proceeds of $5,120,325.00 CDN.

Each unit is comprised of one prepaid warrant which is convertible to one common share in the Company at no additional cost immediately following the closing of the placement, and one 65% warrant (“Warrant”).  Each full Warrant will entitle the holder to purchase an additional common share of the Company at a price of $.50 CDN for two years.  All securities will be subject to a hold period expiring on December 11, 2006.

The Company will pay a finders fee and issue  finders warrants in connection with the Placement.

The Company also announces that, subject to regulatory approval,  it has agreed to issue 10,000 common shares to “Kentucky Science and Technology Corporation, a non-profit corporate, in consideration for its contribution to the project titled “Superantibodies:  Tool for Cell Penetration as Intracellular Diagnostic Markers & Potential Therapeutic Drugs”.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit www.innexusbiotech.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company's proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“Alton Charles Morgan”

Dr. Alton Charles Morgan

President

To contact us: Telephone:  (888) 271-0788 / Email: business@innexusbiotech.com
Investor Relations: Telephone: (866) 990-8382 / Email: investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

1-888-271-0788